Exhibit 99.3

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER NATIONAL INSTRUMENT 51-102

Item 1.	Name and Address of Company

Great Panther Silver Limited (“Great Panther” or “the Company”)
800 – 333 Seymour Street
Vancouver, BC V6B 5A6

Item 2.	Date of Material Change

March 14, 2014

Item 3.	News Release

A news release with respect to this material change report was issued by Great Panther on March 14, 2014 through MarketWired and filed on the System for Electronic Document Analysis and Retrieval.

Item 4.	Summary of Material Change

On March 14, 2014, Great Panther announced that the Company has regained possession of its administration building and plant facility at its Guanajuato Mine Complex.

Item 5.	Full Description of Material Change

5.1 Full Description of Material Change

On March 14, 2014, Great Panther announced that the Company has regained possession of its administration building and plant facility at its Guanajuato Mine Complex.

On March 9th, approximately 60 people gained unauthorized entry to the Company’s main administration building and plant facility in Guanajuato and occupied it until approximately 3:30pm Thursday March 13th. At that time, the authorities gained entry and removed the people who had been illegally occupying the Company’s facilities.

“I am grateful that this situation was resolved peacefully and that the facilities have been returned to Great Panther”, stated Robert Archer, President & CEO. “I would like to express my sincere gratitude to everyone who assisted in reaching this peaceful resolution in such a short period of time.”

“In particular, I would like to thank the Governor of the State of Guanajuato, the Canadian Ambassador to Mexico, the Secretary of the Economy, the General Coordinator of Mining, the Minister of the Interior and the Mayor of Guanajuato City. Last but not least, I want to thank our employees, our contractors and our stakeholders for their patience and loyalty throughout this very unfortunate and trying time”, concluded Mr. Archer.

Over the next few days, the Company will be assessing its facilities for damages and stolen goods, but anticipates that operations will resume in a few days. An announcement will be made at that time.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable

Item 8.	Executive Officer

Robert Archer President & CEO 1-888-355-1766

Item 9.	Date of Report

March 17, 2014.